                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under The Securities Exchange Act Of 1934
                               (Amendment No. 2)

                          Dal-Tile International Inc.
                                (Name Of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title Of Class Of Securities)

                                  23426R 10 8
                                (CUSIP Number)

      Frank A. Riddick, III                             David D. Wilson
c/o Armstrong World Industries, Inc.           c/o Armstrong Enterprises, Inc.
     313 West Liberty Street                        313 West Liberty Street
          P.O. Box 3001                                  P.O. Box 3001
    Lancaster, PA  17604-3001                     Lancaster, PA  17604-3001
         (717) 397-0611                                 (717) 397-0611

                                with a copy to:

                                Deborah K. Owen
                      c/o Armstrong World Industries, Inc.
                            313 West Liberty Street
                                 P.O. Box 3001
                           Lancaster, PA  17604-3001
                                 (717) 397-0611

                 (Name, Address And Telephone Number Of Person
               Authorized To Receive Notices And Communications)

                               February 25, 1998

            (Date Of Event Which Requires Filing Of This Statement)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

CUSIP NO.: 23426R 10 8

1.   Name of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
     Persons:

     Armstrong Enterprises, Inc.

2.   Check the Appropriate Box if a Member of a Group:

          (a)  [ X ]

          (b)

3.   SEC Use Only

4.   Source of Funds:  WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [__]

6.   Citizenship or Place of Organization:  Vermont

                              7.  Sole Voting Power:  18,365,822
     Number of Shares
       Beneficially           8.  Shared Voting Power:  N/A
         Owned by
     Each Reporting           9.  Sole Dispositive Power:  18,365,822
          Person
           with              10.  Shared Dispositive Power:  N/A

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  18,365,822

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [__]

13.  Percent of Class Represented by Amount in Row (11):  34.4%

14.  Type of Reporting Person (See Instructions):  CO

CUSIP NO.: 23426R 10 8

1.  Name of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
    Persons:

    Armstrong World Industries, Inc.

2.  Check the Appropriate Box if a Member of a Group:

           (a)  [ X ]

           (b)

3.  Sec Use Only

4.  Source of Funds:  AF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e): [ ]

6.  Citizenship or Place of Organization:  Pennsylvania

                               7.  Sole Voting Power:  18,365,822

    Number of Shares
      Beneficially             8.  Shared Voting Power:  N/A
        Owned by
     Each Reporting            9.  Sole Dispositive Power: 18,365,822
         Person
          with                10.  Shared Dispositive Power:  N/A

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  18,365,822

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [__]

13.  Percent of Class Represented by Amount in Row (11):  34.4%

14.  Type of Reporting Person:  CO

     This report is Amendment No. 2 to the statement on Schedule 13D dated August 19, 1996 originally filed with the Securities and Exchange Commission (the "Commission") by Armstrong World Industries, Inc. ("Armstrong"), a Pennsylvania corporation, and Armstrong Enterprises, Inc., a Vermont corporation and a wholly-owned subsidiary of Armstrong ("Enterprises"), with respect to shares of common stock, $0.01 par value per share, (the "Common Stock") of Dal-Tile International Inc. ("Dal-Tile") held of record by Enterprises and beneficially owned by Armstrong (hereinafter, Armstrong and Enterprises are jointly referred to as the "Reporting Persons"). The original statement on
Schedule 13D previously filed by the Reporting Persons was previously amended and restated in its entirety pursuant to Amendment No. 1 to such statement filed by the Reporting Persons with the Commission on April 8, 1997. The statement on
Schedule 13D, as amended, is hereby amended in part as follows:

Item 4.    Purpose of Transaction.

     The shares of Dal-Tile Common Stock currently owned by the Reporting Persons were acquired and are being held for investment purposes. The Reporting Persons have reviewed their investment in Dal-Tile on the basis of various factors, including Dal-Tile's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and the market for Dal-Tile's securities in particular, as well as other developments and other investment opportunities.


     The Reporting Persons have concluded that their interests would be best served by either disposing of the Dal-Tile investment or obtaining control of Dal-Tile. Since the Reporting Persons have been unsuccessful in obtaining control of Dal-Tile, the Reporting Persons intend to pursue options available to them to sell their shares of Dal-Tile Common Stock either in a private transaction or through the public markets, though they are not precluding the possibility of acquiring additional shares should circumstances change in the future. Pursuant to the terms of that certain Shareholders Agreement dated as of December 29, 1995 between and among Dal-Tile, AEA Investors, Inc., the managing member of the beneficial owner of a majority of Dal-Tile's outstanding Common Stock, DTI Investors, LLC, each of the Reporting Persons and Armstrong Cork Finance Company (the "Shareholders Agreement"), as amended by that certain letter agreement between and among the parties to the Shareholders Agreement and DTI dated as of July 15, 1996 (the "Letter Agreement"), the Reporting Persons have the right, on or after February 20, 1998, to make up to two requests to Dal-Tile in any twelve month period for the registration under the Securities Act of 1933, as amended, of the Dal-Tile Common Stock owned by the Reporting Persons in order to permit the sale of such stock in a public offering.

     Whether and when the Reporting Persons may sell their shares of Dal-Tile Common Stock and the manner and terms of any such sales cannot be predicted at this time. In particular, whether a public offering(s) occurs and, if so, the timing of such public offering(s) and the number of shares and price(s) of the Dal-Tile Common Stock to be sold in such public offering(s) will be determined by the Reporting Persons, in consultation with the underwriter(s) for such public offering(s), in the future, based upon a number of factors, including then-existing market conditions, the market price for Dal-Tile's Common Stock, alternatives to a public offering (such as privately negotiated transactions), Dal-Tile's financial condition, results of operations and prospects, general economic and industry conditions and all other relevant factors.

     The Reporting Persons' representatives on the Dal-Tile Board of Directors, George A. Lorch, Chairman, President and Chief Executive Officer of Armstrong, Frank A. Riddick, III, Senior Vice President and Chief Operating Officer of Armstrong, and Robert J. Shannon, Jr., President, Worldwide Floor Products Operations of Armstrong, have resigned from Dal-Tile's Board of Directors effective February 25, 1998. The Reporting Persons are considering their options with respect to their current right to designate three directors of Dal-Tile.

     Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to, or would result in, any of the actions enumerated in
Item 4 of the instructions to Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

     (a) In computing the percentage of ownership of Common Stock for the purposes of this Amendment to Schedule 13D, the Reporting Persons have relied on Dal-Tile's Quarterly Report on Form 10-Q for the quarterly period ended October 3, 1997, in which Dal-Tile reported that there were 53,435,101 shares of Common Stock outstanding as of the end of the quarterly period. As of the date hereof, Enterprises is the record owner of 18,365,822 shares of Common Stock which, based upon the number of shares of Dal-Tile Common Stock reportedly outstanding, amounts to 34.4% of the outstanding Common Stock of Dal-Tile. For purposes of Rule 13d-3 of the Exchange Act, Armstrong, as the sole shareholder of Enterprises, may also be deemed the beneficial owner of such 18,365,822 shares of Common Stock.

     Of the 18,365,822 shares of Common Stock beneficially owned by the Reporting Persons (i) 16,799,661 shares were acquired upon the consummation of the business combination of Dal-Tile and American Olean Tile Company, Inc., a Pennsylvania corporation, on December 29, 1995 (giving effect to the recapitalization of Dal-Tile), (ii) 714,286 shares were acquired on August 19, 1996 by direct placement pursuant to the Letter Agreement, and (iii) 851,875 shares were acquired in open market transactions between November 22, 1996 and April 2, 1997 in accordance with the Letter Agreement.

     (b) Enterprises has the sole power to vote and dispose of all shares of Dal-Tile Common Stock owned by it. Armstrong, as sole shareholder of Enterprises, may also be deemed to have the sole power to vote and dispose of such shares.

     (c) The Reporting Persons have not effected any transactions in the Common Stock of Dal-Tile during the past sixty (60) days.

     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Dal-Tile Common Stock beneficially owned by them.

     (e)  Not applicable.


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                                   SIGNATURE

     The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this Amendment No. 2 to
Schedule 13D is true, complete and correct.

DATE: February 25, 1998          ARMSTRONG ENTERPRISES, INC.

                                By:     /s/ David D. Wilson
                                    -----------------------------
                                    David D. Wilson,
                                    Vice President and Secretary

                                ARMSTRONG WORLD INDUSTRIES, INC.

                                By:   /s/ Frank A. Riddick, III
                                    -----------------------------
                                    Frank A. Riddick, III,
                                    Senior Vice President, Finance and Chief
                                      Executive Officer